Exhibit p.20

Summary of Shelter Growth Code of Ethics

Introduction

As an investment adviser, the Firm has implemented and adopted a Code of Ethics Policy (the “Code”) that all employees are expected to uphold. The Firm has a fiduciary duty to place the interests of the Funds before the interests of the Firm and its Employees. In addition, Employees should understand that these general principles apply to all conduct, whether or not the conduct is also covered by more specific standards or procedures set forth below. Failure to comply with the Code may result in disciplinary action, including termination of employment.

•	The Firm must at all times place the interests of its Funds and Managed Accounts before the interest of the Firm and its employees or any other interests.

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All personal securities transactions must be conducted in a manner consistent with the Code and avoid any actual or potential conflicts of interest or any abuse of an Employee’s position of trust and responsibility.

•	Employees must not take any inappropriate advantage of their positions at the Firm.

•	Information concerning the identity of securities and financial circumstances of the Funds and their investors must be kept confidential.

•	Independence in the investment decision-making process must be maintained at all times.

•	Employees must comply with the letter and spirit of laws and regulations applicable to the operation of the Firm and the Funds.

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Violations of law or regulation by employees that relate to matters of trust and confidence or securities law or regulation in their conduct outside of their employment may affect their fitness for duty as employees of a firm with fiduciary responsibility and high ethical standards.

Covered Persons and Accounts

The Code applies to all of the Firm’s Employees, which for the purpose of the Code includes all of the Firm’s Supervised Persons. The Firm’s Supervised Persons consist of directors, officers and partners (or other persons occupying similar status or performing similar functions); all employees and any other person who provides advice on behalf of the Firm and is subject to the Firm’s supervision and control.

Certain other individuals, including contractors and interns may be subject to the Code for the duration of their engagement with the Firm. Anyone who by virtue of their access to information may be considered a Covered Person as defined by SEC Rule 204A-1 and will become subject to the Code.

Personal Brokerage Accounts

Upon commencement of employment with SGCP each employee must submit information regarding all of such employee’s brokerage accounts to the CCO. Each of the employees’ brokers will receive a 407 letter (see sample letter, attached as Exhibit D) indicating that the Firm’s CCO should receive duplicate statements from the broker. SGCP may opt to use software to manage the brokerage account collection process. If this is the case, statements will be automatically uploaded to the software for review by the CCO.

Compliance with Applicable Federal Securities Laws

In addition to the general principles of conduct stated in the Code and the specific trading restrictions and reporting requirements described below, the Code requires all Employees to comply with applicable federal securities laws. These laws include the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002, the Investment Company Act of 1940, the Advisers Act, Title V of the Gramm-Leach-Bliley Act of 1999, any rules adopted by the Securities and Exchange Commission under any of these statutes, rules created by the CFTC and NFA, the Bank Secrecy Act as it applies to private investment funds and investment advisers, and any rules adopted thereunder by the SEC or the Department of the Treasury.

Covered Securities

The term “covered securities” includes all securities defined as such under the Advisers Act, and includes:

•	Debt and equity securities;

•	Options on securities, on indices, and on currencies;

•	All forms of limited partnership and limited liability company interests, including interests in private investment funds (such as hedge funds), and interests in investment clubs;

•	Repurchase Agreements; and

•	Foreign unit trusts and foreign mutual funds.

The term “covered securities,” however, does not include the following:

•	ETFs;

•	Direct obligations of the U.S. government (e.g., treasury securities);

•	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt obligations;

•	Shares issued by money market funds;

•	Shares of open-end mutual funds that are not advised or sub-advised by the Firm (or the Firm’s affiliates); and

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end mutual funds, none of which are funds advised or sub-advised by the Firm (or the Firm’s affiliates).

Any questions regarding the application of these terms should be referred to, and addressed by, the CCO.

Restrictions on Personal Trading and Trading in Covered Securities

In general, the Firm does not require pre-approval of transactions. However, the firm maintains a list of “prohibited products” and “preclearance required products” as noted below.

Prohibited Products: An employee will be restricted from trading the following prohibited products during the term of their employment with the Firm. However, if an employee begins their employment with prohibited products in their accounts or in their possession they may continue to hold those products and may be permitted to sell them during the course of their employment with the prior written approval of the CCO. These products include the following:

•	Debt and Equity of, and options on, public and private mortgage lenders and servicers (this does not include banks);

•	Residential and Commercial Mortgage Backed Securities;

•	Asset-Backed Securities (ABS);

•	Mortgage Loans; and

•	Credit Default Swaps on Mortgage Backed Securities or mortgage related instruments.

Preclearance Required Products: Certain investments require preclearance and may only be permitted with the prior approval of both the CEO and CCO. These products include the following:

•	Private investments of any type (this includes but is not limited to real estate, hedge funds, private equity, investments in operating companies); and

•	Debt and Equity of financial institutions or options on such Debt or Equity (including REITs, banks, private equity firms and any other financial institutions).

With respect to trades submitted after receiving preclearance, it is critical to note that trading may only be conducted on the day in which approval was granted in accounts that have been disclosed to the Firm’s CCO and for which the Firm receives duplicate statements or is receiving automatic updates from proprietary software.

Restricted Trading List: No employee or Covered Person may engage in any transaction in any security on the Firm’s Restricted List, even if such security was held in such person’s personal account prior to joining the Firm.

Initial and Annual Holdings Reports

Employees and Covered Persons must submit to the CCO an initial holdings report and sign an attestation form (Exhibit E) that discloses all securities held in any personal account no later than 10 days after becoming an employee or Covered Person and within 30 days following the end of a fiscal year. The information must be current and as of a date no more than 45 days prior to the date of becoming an employee or Covered Person or the end of a particular fiscal year. Each such report must contain, at minimum:

•	The title and type of security, and the exchange ticker symbol or CUSIP number (as applicable), number of shares, and principal amount of each security in any personal account;

•	The name of any broker, dealer or bank with which the employee or Covered Person maintains any personal account; and

•	The date on which the employee or Covered Person submits the report.

In addition, every employee must complete and sign the attestation form annually within 30 days of the end of the Firm’s fiscal year.

Quarterly Transaction Reports

Employees and Covered Persons must submit quarterly transaction reports no later than 30 days after each quarter end to the CCO for each securities transaction in any personal account, not just transactions with respect to covered securities. These statements will be reviewed by the CCO for compliance with the Firm’s policies and procedures. The report must contain the following information for each transaction. (Exhibit F)

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The date of the transaction, the title, and the exchange ticker symbol or CUSIP number (as applicable), interest rate and maturity date, number of shares, and principal amount of each security involved;

•	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

•	The price of the security at which the transaction was effected;

•	The name of the broker, dealer or bank with or through which the transaction was effected; and

•	The date on which the employee or Covered Person submits the report.

Outside Activities

An employee’s service on the board of directors of an outside company, as well as other outside activities generally, could lead to the potential for conflicts of interest and insider trading problems, and may otherwise interfere with an employee’s duties to the Firm. Accordingly, employees are prohibited from serving on the boards of directors of any outside company, unless the service (i) would be in the best interests of the Firm and its clients and (ii) has been approved in writing by the CCO. In addition, any employee serving on the board of a private company which is about to go public may be required to resign either immediately or at the end of the current term.

However, in general, non-profit board participation does not pose a potential conflict with the Firm’s business. Therefore, participation in non-profit boards is not discouraged. Non-profit board participation should simply be disclosed to the CCO.

The Firm also discourages employees from (i) engaging in outside business ventures (such as consulting engagements or public service or government service positions); (ii) accepting any executorship, trusteeship or power of attorney (except with respect to a family member); and (iii) serving on a creditors committee, except as part of the employee’s duties at the Firm. Accordingly, an employee must obtain pre-approval from the CCO prior to engaging in any of these activities.

Should an employee receive approval for outside business ventures, it is the employee’s responsibility to ensure all material non-public information received through the outside relationship is immediately disclosed to the Firm. The Firm’s CCO will take measures to restrict any trading activity based upon the acquired information.

Social Media

All Firm employees agree to not use social media for any business-related communications. Use of social media to promote the Firm’s activities can cause violations of a number of different portions of federal securities law including potential violations of regulation D and the marketing and promotional stipulations of the Advisers Act.

Gifts and Entertainment

In order to address conflicts of interest that may arise when an Employee accepts or gives a gift, favor, entertainment, special accommodation, or other items of value, the Firm places restrictions on gifts and entertainment. The following specific restrictions apply.

Gifts: No Employee may receive any gift, service, or other item of more than de minimis value, which for purposes of the Code is set at $100, from any person or entity that does business with or on behalf of the Firm. No Employee may give or offer any gift of more than de minimis value to existing investors, prospective investors, or any entity that does business with or on behalf of the Firm. Notwithstanding the foregoing, no employee may provide or accept gifts having an aggregate value of $100 per year to or from any person associated with a broker-dealer.

Entertainment: No Employee may provide or accept extravagant or excessive entertainment to or from an investor, prospective investor, or any person or entity that does or seeks to do business with or on behalf of the Firm. Employees may provide or accept a business entertainment event, such as a meal or a sporting event, of reasonable value, if the person or entity providing the entertainment is present. Any event that an Employee reasonably expects to exceed a de minimis value must be approved in advance by the CCO.

Cash: No Employee may give or accept cash gifts or cash equivalents to or from an investor, prospective investor, or any entity that does business with or on behalf of the Firm.

Government Officials: No gift or entertainment event of any value involving government officials or their families may be given or sponsored by the Firm or any Employee without the prior written approval of the CCO.

Union Officials: Special Department of Labor reporting requirements apply to service providers, such as investment advisors, to Taft-Hartley employee benefit funds. Those service providers must make annual reports detailing virtually all gifts and entertainment provided generally to unions, their officer, employees and agents, subject to a de minimis threshold. Accordingly, Employees must receive pre-approval for gifts and entertainment provided to such persons.

Reporting: Each Employee must report (either via e-mail or via the Firm’s proprietary compliance software) to the CCO any gifts or entertainment received in connection with the Employee’s employment that the Employee reasonably believes exceeded the de minimis value. The CCO may require that any such gift be returned to the provider or that an entertainment expense be repaid by the Employee.

Solicited Gifts: No Employee may use his or her position with the Firm to obtain anything of value from a client, supplier, person to whom the Employee refers business, or any other entity with which the Firm does business.

Referrals: Employees may not make referrals to clients (e.g., of accountants, attorneys, or the like) if the Employee expects to personally benefit in any way from the referral.

Political Contributions

What is the Requirement?

SEC Rule 206(4)-5 is designed to ensure that registered investment advisers do not unduly influence the allocation of capital from pension plans to their firms by virtue of political contributions. Put simply, this rule limits the dollar amount of contributions that may be made by an adviser or its personnel to state or local officials. Violations of the limits carry a two year ban on managing money for pension plans controlled by the official or personnel the official may appoint.

The contribution limit for state and local elections in which Firm personnel may vote is $350, the limit for state and local elections in which Firm personnel may not vote is $150. It is important to note that items other than cash contributions (things like gifts for example) can trigger violations of this rule. Anything given to a state or local official that is of value must be carefully considered for compliance with this rule. Additionally, personnel should remember that national elections are not covered as a part of the rule.

The description of the rule as presented here is simplified and the rule has other more complex facets. If you are interested in making political contributions or regularly contribute to campaigns, please contact the CCO for a more detailed description of this rule and its more complex portions.

How do we Comply?

No employee of the Firm nor the Firm itself may make or give, or offer to make or give, a contribution or gift to any state or local government official or political candidate without first obtaining written approval from the CCO, whose approval shall not be granted if such contribution or gift (i) may reasonably be considered a violation of, or an inducement to violate, ethical guidelines, local law or U.S. law, (ii) may potentially impair the ability of the Firm to conduct its business or (iii) is to a state or local government official or political candidate for whom the Covered Person is not entitled to vote. Any such approved contribution shall not exceed $150 per election per candidate, and any such approved gift shall not have a value in excess of $150. In certain cases, this maximum amount may be lower than $150, and the CCO shall review any proposed political contribution before approving it to confirm that it does not violate any applicable regulations or laws.

Foreign Corrupt Practices Act

What is the Requirement?

The U.S. Foreign Corrupt Practices Act (“FCPA”) makes it unlawful for any U.S. company – as well as any of its officers, directors, employees, agents or stockholders acting on its behalf – to offer, pay, promise or authorize any bribe, kickback or similar improper payment to any foreign official, foreign political party or official or candidate for foreign political office in order to assist the U.S. company in obtaining, retaining or directing business. Violators are subject to severe civil and criminal penalties, up to and including imprisonment. Other countries have similar laws. It is the policy of the Firm to strictly comply with the FCPA and all other applicable laws against bribery and other improper payments.

Under the FCPA, a “foreign official” includes any officer or employee of a foreign government or any department, agency or instrumentality thereof. Accordingly, the FCPA’s prohibitions extend to all government employees, no matter how low-ranking or high-ranking, and to employees of government-owned business entities as well as government agencies. Not only the payment of money, but the giving of “anything of value” to a foreign official, foreign political party or official or candidate for foreign political office is prohibited. The FCPA does permit certain small “facilitating” or “expediting” payments to foreign officials to ensure that they perform routine, nondiscretionary governmental duties. The FCPA also permits payment or reimbursement of reasonable and bona fide expenses of a foreign official (e.g., travel and lodging expenses) relating to the promotion, demonstration or explanation of a product or service or to the execution or performance of a contract with a foreign government. However, before offering or making any type of gift or payment to or on behalf of a foreign official, Firm personnel must obtain written approval in advance from the CCO.

The FCPA not only prohibits direct payments to a foreign official, but also prohibits U.S. companies from making payments to third parties – such as a foreign partner, sales agent or other intermediary – with knowledge that all or a portion of the payment will be passed on to a foreign official. The FCPA’s definition of “knowledge” is broader than actual knowledge. A company is deemed to know that an agent or other intermediary will make an improper payment if it is aware of, but consciously disregards, a “high probability” that such a payment will be made. The purpose of this standard is to prevent companies from adopting a “head in the sand” approach to the activities of their foreign agents and partners.

How do we Comply?

Before the Firm retains any agent or intermediary who may be involved in soliciting a potential investment from, or other transaction with, a foreign government or government entity, written approval must be obtained in advance from the CCO. In addition, written approval must also be given to firm personnel prior their offering or making any type of gift or payment to or on behalf of a foreign official.

Surveillance and Violations of Policy

Each calendar quarter, the CCO or his designee will conduct a review of personal trading compliance pursuant to the Code. The CCO or his designee will review employee trading account statements against his records of approved trades and will review for holding period compliance. Following the completion of this review, the CCO or his/her designee, will document the findings with a written report. In addition to the review conducted by the CCO, employees of the Firm have an independent duty to report violations of the personal trading policy to the CCO.

Every Employee must immediately report any violation of the Code to the CCO or, in the CCO’s absence the CFO. All reports will be treated confidentially and investigated promptly and appropriately. The Firm will not retaliate against any Employee who reports a violation of the Code in good faith and any retaliation constitutes a further violation of the Code. The CCO will keep records of any violation of the Code, and of any action taken as a result of the violation.

Exceptions to the Code

The CCO may, under very limited circumstances, grant an exception from the requirements of the Code on a case-by-case basis, provided that:

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The Employee seeking the exception provides the CCO with a written statement (i) detailing the efforts made to comply with the requirement from which the Employee seeks an exception and (ii) containing a representation that compliance with the requirement would impose significant undue hardship on the Employee;

•	The CCO believes that the exception would not harm or defraud a Fund, violate the general principles stated in the Code or compromise the Employee’s or the Firm’s fiduciary duty to any Fund; and

•	The Employee provides any supporting documentation that the CCO may request from the Employee.

•	No exceptions may be made to the fundamental requirements contained in the Code that have been adopted to meet applicable rules under the Advisers Act.

Recordkeeping

The books and records required to be maintained include the following:

•	A copy of the Code that is in effect, or at any time within the past five years was in effect;

•	A record of any violation of the Code, and of any action taken as a result of the violation;

•	A record of all written acknowledgements of receipt, review and understanding of the Code from each person who is currently, or within the past five years was, an Employee;

•	A record of each report made by an employee or Covered Person, including any brokerage confirmations and brokerage account statements obtained from an employee or Covered Person;

•	A record of the names of persons who are currently, or within the past five years were, Covered Persons; and

•	A record of any exception from the Code granted by the CCO, all related documentation supplied by the Employee seeking the exception, and the reasons supporting the decision to grant the exception.

These books and records must be maintained by the Firm in an easily accessible place for at least five years from the end of the fiscal year during which the record was created, the first two years in an appropriate office of the Firm.

Sanctions

Any violation of any provision of the Code may result in disciplinary action. The CCO in consultation with the CEO will determine an appropriate sanction. Disciplinary action may include, among other sanctions, a letter of reprimand, disgorgement, suspension, demotion or termination of employment.

Employee Reporting Rights

Nothing in this Manual or any agreement between you and the Firm limits your ability to communicate with the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission or any other federal, state or local governmental agency or commission (“Government Agencies”), including to report possible violations of federal law or regulation or making other disclosures that are protected under the whistleblower provisions of federal law or regulation, or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including providing documents or other information, without notice to the Firm.

Acknowledgement of Receipt and Compliance

The Firm will provide each Employee with a copy of the Code and any amendments hereto. Any questions regarding any provision of the Code or its application should be directed to the CCO. Each Employee must provide the Firm with a written or electronic acknowledgement (in the form provided by the Firm in Exhibit H) evidencing the fact that such Employee has received and reviewed, and understands, the Code.